UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

BK Technologies Corporation

(Name of Issuer)

Common Stock, Par Value $0.60 Per Share
(Title of Class of Securities)

05587G203

(CUSIP Number)

October 14, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. **05587G203**

1.	Names of Reporting Persons. **Askeladden Capital Management, LLC**			
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒			
3.	SEC Use Only			
4.	Citizenship or Place of Organization **Texas**			
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power **0**		
	6.	Shared Voting Power **177,303**		
	7.	Sole Dispositive Power **0**		
	8.	Shared Dispositive Power **177,303**		
9.	Aggregate Amount Beneficially Owned by Each Reporting Person **177,303**			
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐			
11.	Percent of Class Represented by Amount in Row (9) **5.01%**			
12.	Type of Reporting Person (See Instructions) **PN, IA**			

1.	Names of Reporting Persons. **Samir Patel**
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization **United States**

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power **0**
	6.	Shared Voting Power **177,303**
	7.	Sole Dispositive Power **0**
	8.	Shared Dispositive Power **177,303**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person **177,303**
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **5.01%**
12.	Type of Reporting Person (See Instructions) **IN, HC**

Item 1.

(a) **Name of Issuer**

BK Technologies Corporation

(b) Address of Issuer's Principal Executive Offices

7100 Technology Drive,
West Melbourne, FL 32904-1525

Item 2.

(a) Name of Persons Filing

This statement is being jointly filed by and on behalf of each of Askeladden Capital Management, LLC, a Texas limited partnership ("Askeladden"), and Samir Patel.

The separately managed accounts on behalf of investment advisory clients ("Managed Accounts") of Askeladden are the record and direct beneficial owners of the securities covered by this statement. As the investment adviser to the Managed Accounts, Askeladden may be deemed to beneficially own the securities covered by this statement. Mr. Patel is the Member of, and may be deemed to beneficially own securities owned by, Askeladden.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b) Address of Principal Business Office or, if none, Residence.

14 Sunrise Ct, Trophy Club, Texas, 76262

(c) Citizenship

See Item 4 on the cover page(s) hereto.

(d) Title of Class of Securities

Common Stock, Par Value $0.60 Per Share

(e) CUSIP Number
05587G203

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a) ☐ A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐   An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐   A parent holding company or control person in accordance with §240.13d   -1(b)(1)(ii)(G);

(h) ☐   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐   A non -U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐   A group, in accordance with §240.13d-1(b)(1)(ii)(K).

   If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ._____

Item 4. Ownership.

(a) **Amount beneficially owned:** See Item 9 on the cover page(s) hereto.

(b) **Percent of class:** The percentage calculated in Item 11 is based on 3,536,956 shares of Common Stock outstanding as of August 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 and as filed with the SEC on August 8, 2024.

(c) **Number of shares as to which such person has:**

   (i) **Sole power to vote or to direct the vote:** See Item 5 on the cover page(s) hereto.

   (ii) **Shared power to vote or to direct the vote:** See Item 6 on the cover page(s) hereto.

   (iii) **Sole power to dispose or to direct the disposition of:** See Item 7 on the cover page(s) hereto.

   (iv) **Shared power to dispose or to direct the disposition of:** See Item 8 on the cover page(s) hereto.

Item 5. Ownership of Five Percent or Less of a Class.

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

   Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2024   **Askeladden Capital Management, LLC**

By: /s/ Samir Patel

Name: Samir Patel
Title: Managing Member

Samir Patel

/s/ Samir Patel

EXHIBIT INDEX

Exhibit   **Description of Exhibit**

99.1   Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G, as amended, filed on October 16, 2024 by the reporting persons with the Securities and Exchange Commission).